April 10, 2015

To JPMorgan Chase shareholders:

The Sisters of Saint Francis of Philadelphia, Walden Asset Management and New Economy Project urge you to vote FOR Proposal #6 at the JPMorgan Chase Annual Shareholders Meeting on May 19, 2015.

The proposal calls on the Board of Directors to authorize the preparation of a report, to be updated annually, disclosing: 1) JPMorgan Chase’s policies and procedures governing the Company’s direct and indirect lobbying, and grassroots lobbying communications; 2) the Company’s payments for direct and indirect lobbying and grassroots lobbying communications, including amounts and recipients; and 3) the Company’s decision making process and management oversight for making such lobbying payments.

We are the lead co-sponsors of the proposal which has been co-filed by a number of other concerned investors. The Sisters of Saint Francis of Philadelphia, based in Aston, PA is a religious community committed to responsible investing through active shareholder engagement. Walden Asset Management is an investment firm based in Boston focused on sustainable and responsible investing with approximately $3 Billion in Assets under Management. New Economy Project, based in New York City, works with community groups on economic justice issues.1

We are concerned that JPMorgan Chase’s inadequate lobbying disclosure combined with its active, public lobbying against major aspects of financial reform presents significant reputational risk for the Company. We believe this is particularly problematic because the Company has been the focus of many recent enforcement actions that have resulted in a number of legal settlements with federal and international regulators related to mortgage servicing and securitization abuses, municipal bond bid-rigging, manipulation of energy markets, Libor-rigging, the London Whale incident, and other questionable financial practices.

Reputational Risks

In December, JPMorgan Chase attracted significant negative media attention as a result of Chairman and CEO Jamie Dimon’s personal lobbying of Congress to repeal Section 716 of the Dodd-Frank Act, especially because the repeal was attached to the must-pass omnibus appropriations bill. Section 716 was a key Dodd-Frank provision that would have pushed risky swaps transactions out of those parts of the bank that have deposit insurance or other taxpayer-funded backstops. The Washington Post, CNN and many other media outlets criticized Mr. Dimon’s lobbying efforts and highlighted that the now-repealed Section 716 was designed to protect taxpayers from having to back the kinds of highly leveraged risks represented by the Company’s more than $6 billion loss in the London Whale incident.

1 Additional co-filers include: The Sisters of St. Joseph of Boston, The First Parish in Cambridge – Unitarian Universalist, The Community Church of New York, Manhattan Country School, and The Needmor Fund.

Former FDIC Chairman Sheila Bair, quoted in American Banker, summed up the reputational harm of banks’ tying their lobbying efforts to the omnibus appropriations bill: "They've taken a lot of reputational hits now, a lot of people saying, ‘You're trying to blackmail us and not fund our government until you get your way.’ It's terrible publicity and I just hate to see that because I think the industry needs to be rebuilding trust with the American people right now. You do stuff like this, it just adds to the cynicism about banks, especially big banks."

JPMorgan Chase’s lobbying efforts to repeal Section 716 have heightened public scrutiny of the Company’s actions and brought renewed attention to the London Whale incident, as well as to the myriad federal and international enforcement actions against the Company. Unfortunately, the string of enforcement actions, which negatively affect the Company’s reputation, are continuing.  In the first three months of 2015, the Company has already entered into legal settlements for submitting robo-signing documents in bankruptcy court and for illegal mortgage kickbacks. In addition, the Company is currently under U.S. Department of Justice investigation for alleged currency market manipulation and is expected to face a $1 billion fine as a result.

The extensive negative publicity generated by JPMorgan Chase’s lobbying against financial regulation while under investigation in widely publicized enforcement actions deeply harms the Company’s reputation, and makes clear the need for the Company to be fully transparent with shareholders regarding its lobbying activity. According to the 2015 Harris Corporate Reputation Survey, JPMorgan ranked in the bottom 20 of the 100 most visible companies, ranking 87. The Harris Survey classified the Company’s reputational ranking as “Poor.”

As a result of significant dialogue with the Interfaith Center for Corporate Responsibility and other shareholders, the Board and management agreed to publish an extensive report, How We Do Business, which describes the necessary steps that will be taken by the Company to improve compliance and ensure that employees live up to high standards of conduct. In the report, JPMorgan Chase states its commitment to “to being transparent and responsive in our extensive interactions with our regulators.” Providing greater lobbying disclosure, including disclosing JPMorgan Chase’s payments to trade associations used to lobby, would be in keeping with this commitment to transparency. Transparency of this sort is an important tool for increasing accountability.

Inadequate Disclosure

In addition to our concerns about the reputational harm caused by JPMorgan Chase’s lobbying, we are concerned that the Company’s current lobbying disclosures are inadequate. Although the Company makes the basic lobbying disclosures required by law, its current disclosures omit critical information—particularly payments to trade associations, including those portions that are used for lobbying, and state-level lobbying spending in states without strong lobbying disclosure laws.

Trade associations have no obligation to disclose how much each member contributes to fund lobbying efforts, so without Company disclosure, this lobbying information is not available to shareholders. In its current disclosure documents, JPMorgan Chase lists membership in 22 principal trade associations. In 2014, these trade associations disclosed spending more than $180 million on direct federal lobbying alone. Shareholders have no way to know how much of JPMorgan Chase’s payments to its trade associations make up this more than $180 million in lobbying spending.

For example, JPMorgan Chase is a member of the U.S. Chamber of Commerce, and restricts the Chamber from using Company payments for political contributions. However, the Chamber spends far more using its members’ payments for lobbying spending than it does on political contributions (in 2010, the year the Dodd-Frank Act was being negotiated in Congress, the Chamber spent $302 million on lobbying, compared to $33 million on political contributions). In fact, since 1998, the Chamber of Commerce has spent more than $1 billion on lobbying, making it the single largest lobbyist in the U.S. over this time. JPMorgan Chase does not disclose any details on how much the Company contributed to the Chamber’s outsized lobbying spending or whether that spending has been in the Company’s best interests.

In addition, although JPMorgan Chase has a detailed Environmental and Social Policy Framework that is explicit about the Company’s commendable concern with the risks posed by climate change, the Chamber aggressively attacks the EPA and its climate programs. We believe this is an embarrassing contradiction for the Bank as their dues dollars are spent on Chamber campaigns that do not support the Company’s stated business and policy objectives.

The Company’s current lobbying disclosures also fail to provide a complete list of the Company’s trade association memberships, instead disclosing a list of only “principal” trade associations. Trade associations do not make their membership lists public, so without Company disclosure, shareholders have no way to identify the full scope of JPMorgan Chase’s trade association memberships and determine if the undisclosed memberships serve the best interests of the Company.

Lobbying oversight is a board responsibility

Under Sarbanes-Oxley, board responsibilities include overseeing systems to ensure compliance with laws and regulations, including lobbying. JPMorgan Chase’s Policy Engagement and Political Participation document specifies that the Company’s Government Relations department reports annually to the Board’s Public Responsibility Committee on “the Firm's significant policies and practices regarding political contributions, major lobbying priorities and principal trade association memberships that relate to the Firm's public policy objectives.” The Company should specify if this reporting includes details of federal and state lobbying spending, specific trade association payments, and a full list of trade association memberships.

Rationale to vote FOR

The well-documented reputational risks of the Company’s lobbying and its inadequate disclosure policy highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

JPMorgan Chase’s Board of Directors has recommended a vote AGAINST this proposal. Our response and rationale to vote FOR this proposal follows:

•	The Board of Directors argues that it is in shareholders’ best interest for the Company to participate in the policymaking process, and that its lobbying is subject to strong governance.

o
Our response: We have not suggested the Company stop its public policy advocacy. Instead, the resolution calls on the Board to strengthen its oversight of the Company’s lobbying policies and practices, and to disclose critical information regarding the Company’s lobbying spending and priorities.

•
The Board of Directors touts the Company’s political contribution restrictions and strong CPA-Zicklin Index of Corporate Political Accountability and Disclosure ranking, which evaluates campaign and electoral spending disclosures.

o
Our response: This argument is misleading since the Company’s high CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked in the top ten U.S. companies on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that JPMorgan Chase could, in fact, become a leader in lobbying disclosure as well.

•	The Board highlights the Company’s disclosure of principal trade association memberships and compliance with federal and state lobbying reporting laws.

o
Our response: The Company highlights its existing disclosures and compliance with basic legal requirements, but its disclosures are nowhere near sufficient to ensure that the Company’s lobbying activities are consistent with maximizing shareholder value and minimizing reputational risk. The Company’s disclosures of its principal trade association memberships do not include any information on dollars contributed and the amounts spent on lobbying, and the Company’s disclosures do not include all of its trade association memberships. Nor does the Company disclose comprehensive lobbying information for all states.  In addition, JPMorgan Chase belongs to trade associations that lobby against the Company’s stated policies on issues like climate change. The Company, however, does not disclose if or how it works within trade associations to bring their policy goals in line with Company positions.

JPMorgan Chase’s Board of Directors rebuttal ignores strong public sentiment questioning the Company’s lobbying activities, such as CEO and Chairman Jamie Dimon’s personal lobbying against financial regulation, particularly in light of the many enforcement actions brought against the Company by federal and international regulators.

For all of the above reasons, we believe that JPMorgan Chase’s current lobbying disclosures are inadequate to protect shareholder interests.

Therefore, we urge investors to vote in favor of this proposal. Please contact Sister Nora Nash of the Sisters of Saint Francis at nnash@osfphila.org, Tim Smith of Walden Asset Management at tsmith@bostontrust.com, or Josh Zinner of New Economy Project at josh@neweconomynyc.org with any questions.

Sincerely,

The Sisters of Saint Francis of Philadelphia
Walden Asset Management
New Economy Project